Exhibit 7.1

EXHIBITS	Exhibit 7.1
RATIO OF EARNINGS UNDER UK GAAP TO FIXED CHARGES

	Year ended 31st December
	2003	2002	2001	2000	1999
	(in £ millions except for ratios)
Fixed Charges
Total Interest excluding interest on trading liabilities and interest on deposits	1,877	2,045	2,669	1,896	1,419
Interests on trading liabilities	4,933	4,297	5,824	5,024	3,686
One third of rental expense	85	87	95	74	102

Total fixed charges excluding interest on deposits	6,895	6,429	8,588	6,994	5,207
Interests on deposits and current accounts	3,944	3,811	4,818	4,778	3,271

Total fixed charges including interests on deposits	10,839	10,240	13,406	11,772	8,478

EARNINGS
Income before taxes and minority interests (a)	3,845	3,205	3,425	3,392	2,478
Fixed charges excluding interest on deposits	6,895	6,429	8,588	6,994	5,207

	10,740	9,634	12,013	10,386	7,685
Less
Unremitted pre-tax loss/(income) of associated companies and joint ventures	-21	11	13	14	21

Total earnings excluding interest on deposits	10,719	9,645	12,026	10,400	7,706
Interest on deposits and current accounts	3,944	3,811	4,818	4,778	3,271

Total earnings including interest on deposits	14,663	13,456	16,844	15,178	10,977

RATIO OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits	1.55	1.50	1.40	1.49	1.48

Including interest on deposits	1.35	1.31	1.26	1.29	1.29

(a)	There was no difference in the income before tax and minority interests in 2003 between Barclays PLC and Barclays Bank PLC (2002 – 2001 £2m, 1999 – 2000: nil). There is no impact on the above ratios as a result of this difference